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                                                               EXHIBIT (a)(5)(B)

May 26, 2005

      Re: Care Associates, LLC's $456 per Unit Offer for Consolidated Resources Health Care Fund II Limited Partnership Interests

Dear Investor:

      Enclosed with this letter are the Offer to Purchase of Care Associates, LLC ("we" or "Care Associates"), and the related Letter of Transmittal. These materials are being delivered to you in connection with Care Associates' offer (the "Offer") to purchase all of the units of limited partnership interest (the "Units") of Consolidated Resources Health Care Fund II (the "Partnership"). We are offering to pay $456 per Unit in the Offer, less the amount of any cash distributions made or declared with respect to the Units on or after March 31, 2005. To our knowledge, no distributions have occurred since March 31, 2005

      To accept our Offer, please complete the enclosed BLUE Letter of Transmittal (please note the number of Units you wish to sell in the signature area of the Letter of Transmittal), and have it Medallion Signature Guaranteed (this can be done by your broker or a bank where you have an account). Return the completed Letter of Transmittal to our depositary, The Colbent Corporation (the "Depositary"), in the enclosed envelope:

                             The Colbent Corporation
                                 P.O. Box 859208
                            Braintree, MA 02185-9208

                             For Overnight Delivery:
                             The Colbent Corporation
                               161 Bay State Drive
                               Braintree, MA 02184

      More detailed instructions for returning the Letter of Transmittal are set forth in the Offer to Purchase and Letter of Transmittal.

      THE OFFER, THE WITHDRAWAL RIGHTS RELATED TO THE OFFER AND THE SOLICITATION PERIOD FOR CONSENTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 23, 2005, UNLESS WE EXTEND THE OFFER (AS SO EXTENDED, THE "EXPIRATION DATE"). We encourage you to act promptly. If the Offer is extended, we will issue a press release.

      If you have already tendered your Units to MacKenzie Patterson Fuller, Inc. and its affiliates (collectively, "MacKenzie") pursuant to MacKenzie's Offer to Purchase dated April 21, 2005 (the "MacKenzie Offer"), and you wish to tender your Units pursuant to our Offer instead, then (i) you or your broker should notify MacKenzie in writing before the expiration of the MacKenzie Offer, which is May 30, 2005, (unless otherwise extended by MacKenzie) at MacKenzie's address listed in the MacKenzie Offer, which notice must include your name, the number of Units to be withdrawn and the name in which the Units you tendered to MacKenzie are registered, and (ii) once your Units have been withdrawn from the MacKenzie Offer, you, or your broker, dealer, commercial bank, trust company or other nominee, should complete and submit the Transmittal Letter for this Offer. For the convenience of Unit Holders who have tendered any Units in the MacKenzie Offer, we have enclosed a PINK form of Notice of Withdrawal.

      Please note that this letter is subject in its entirety to the terms and conditions of the Offer, as set forth in the Offer to Purchase. You should carefully read the Offer to Purchase.

      If you need help, would like additional copies of the Offer to Purchase or Letter of Transmittal, or if you have any questions about the Offer, PLEASE CALL OUR INFORMATION AGENT, D.F. KING & CO., INC., TOLL-FREE AT 1-800-431-9645.

                                       Very truly yours,

                                       /s/ Forrest Preston

                                       Forrest Preston
                                       Chief Manager, Care Associates, LLC